EXHIBIT 99.1

Cool Company Ltd. Q1 2023 Business Update

This release includes business updates and unaudited financial results for the three months ended March 31, 2023 ("Q1", "Q1 2023" or the "Quarter") of Cool Company Ltd. ("CoolCo" or the "Company").

Q1 Highlights and Subsequent Events

  Generated total operating revenues of $98.6 million in Q1, compared to $90.3 million for the fourth quarter 2022 ("Q4" or "Q4 2022")
  Net income of $70.1 million in Q1, compared to  $33.1 million for Q4 and earnings per share of $1.28 for Q1;
  Achieved average Time Charter Equivalent Earnings ("TCE")1 of $83,700 per day for Q1, compared to $83,600, per day for Q4;
  Adjusted EBITDA1 of $67.8 million for Q1, compared to $58.6 million for Q4;
  Commenced previously announced three-year charter on February 11, 2023 at a rate that is front-end loaded and averages $120,000 per day over the charter period (average rate applies to quarterly revenues and TCE);
  Concluded the sale of Golar Seal on March 22, 2023 for $184.3 million, releasing approximately $94.4 million, after repayment of its associated debt, that is available to fund the acquisition of the two Hyundai Samho LNG carriers (the "Newbuild Vessels") should the Company decide to exercise the newbuild option expiring at the end of June 2023;
  On March 17, 2023, CoolCo's shares commenced trading on the New York Stock Exchange (“NYSE”) under the ticker “CLCO”;
  On May 17, 2023, the Company announced a new multi-year time charter agreement for a TFDE vessel starting early 2024 with an energy major; and
  Declared a dividend for Q1 of $0.41 per share, to be paid on or around June 9, 2023 to all shareholders of record on June 1, 2023.

Richard Tyrrell, CEO, commented:

“Over the quarters ahead, CoolCo has a clear path to further earnings and dividend growth, punctuated by a series of identifiable milestones: fixing the vessel that becomes available in September 2023, as well as the two vessels available in 2024 that are currently trading at rates well below market levels, and if we exercise the option to acquire two newbuild vessels adding further earnings backlog by securing charters for those vessels and funding the acquisition of those newbuilds with an optimal mix of debt and cash on hand.

The term market for modern LNG carriers has demonstrated both strength and stability, reflecting the long-term nature of the LNG business and the sector’s supportive fundamentals. For the few owners with available tonnage, including CoolCo, charterers have remained eager to secure multi-year charters at attractive rates for owners. This stands in sharp contrast to the seasonal lows and high volatility of the spot market, which is currently made up almost entirely of sublets, rather than owners with available tonnage. CoolCo is in an excellent position to successfully execute our term chartering strategy, realize the latent earnings and dividend growth potential in our newbuild purchase option and vessels on below-market charters, and benefiting from the expanded investor base made possible by our recent NYSE listing.

Additionally, I would like to highlight the publication of our ESG report for 2022. Last year, the annual efficiency ratio that measures emissions, dropped by 4.5% bringing the total fall since 2019 to 18%, which compares to the IMO target of 6.5%. Our new performance plan includes LNGe upgrades to our TFDE vessels that are expected to reduce our annual efficiency ratio to 6.4 by 2030, a 35% reduction from 2019 levels”.

Financial Highlights

The table below sets forth certain key financial information for Q1 2023, Q4 2022 and Q1 2022, split between Successor and Predecessor periods (as defined below).

	Q1 2023	Q4 2022	Three months ended March 31,2022
(in thousands of $, except TCE)	Successor	Successor	Successor	Predecessor	Total
Time and voyage charter revenues	91,168	79,032	4,285	36,542	40,827
Total operating revenues	98,649	90,255	4,285	39,776	44,061
Operating income	52,022	48,881	966	21,661	22,627
Net income	70,132	33,069	(966)	16,024	15,058
Adjusted EBITDA[1]	67,814	58,621	1,958	27,400	29,358
Average daily TCE[1] (to the closest $100)	83,700	83,600	50,100	57,200	56,300

Note: The commencement of operations and funding of CoolCo and the acquisition of its initial tri-fuel diesel electric  ("TFDE") LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar LNG Limited ("Golar") were completed in a phased process. It commenced with the funding of CoolCo on January 27, 2022 and concluded with the acquisition of the LNG carrier and FSRU management organization on June 30, 2022, with vessel acquisitions taking place on different dates over that period. Results for the three months that commenced January 1, 2022 and ended March 31, 2022 have therefore been split between the period prior to the funding of CoolCo and various phased acquisitions of vessel and management entities  (the "Predecessor" period) and the period subsequent to the various phased acquisitions (the "Successor" period). The combined results are not in accordance with U.S. GAAP and consist of the aggregate of selected financial data of the Successor and Predecessor periods. No other adjustments have been made to the combined presentation.

LNG Market Review

The Quarter commenced with the Japan/Korea Marker gas price ("JKM") at $29/MMBtu, the Dutch Title Transfer Facility gas price ("TTF") at $27/MMBtu and quoted TFDE headline spot rates of $163,000 per day. Unwinding of floating storage, a warmer than normal winter, falling LNG prices and no arbitrage to pull cargoes east saw available vessels increase throughout January to early February and spot rates began their seasonal decline.  Sentiment and momentum turned positive in mid-February following confirmation of Freeport LNG’s restart, although this was short-lived as a long list of available sublet tonnage in the Atlantic maintained pressure on rates. Term-rates, however, have remained strong with charterers needing to charter vessels for 12 months or longer to secure winter coverage. The Quarter concluded with JKM at $13/MMBtu, TTF at $15/MMBtu and quoted TFDE headline spot rates of $54,000 per day.

Masked by a spot market dominated by sublets, there are fewer owner-controlled vessels available to charter for the forthcoming winter than there were this time last year. Those few owners with available tonnage, including CoolCo, remain reluctant to fix their vessels for short periods that only cover the highly profitable winter market, preferring longer term work instead. Floating storage is once again higher than normal and interest in longer-term charters that cover the upcoming winter season is increasing. We expect that, already strong term rates will likely firm further over the coming months when CoolCo expects to fix its September 2023 vessel opening.

Operational Review

CoolCo's fleet continued to perform well with no technical off-hire during the Quarter. The Golar Seal completed its charter and was immediately delivered to her new owner on March 22, 2023, ensuring no idle-time and a Q1 fleet utilization of 100%. There are no drydocks planned for 2023, with the next drydock expected during the second quarter of 2024.

Business Development

CoolCo is in discussions with multiple potential charterers seeking work for the 2-stroke LNG carrier newbuilds with anticipated delivery in late 2024 which the Company has an option to acquire. With the recent sale of the Golar Seal, the Company has sufficient funds available to fund the initial milestones of the newbuild option (if exercised) on or prior to June 30, 2023. The total price of $234 million for each carrier is approximately 10% lower than currently quoted prices for comparable newbuild vessels that will not deliver until 2027/2028.

Financing and Liquidity

Inclusive of $94.4 million of cash released upon sale of Golar Seal, CoolCo had cash and cash equivalents of $240.6 million at March 31, 2023. Total short and long-term debt, net of deferred finance charges and after repayment of $88.0 million of debt associated with the Golar Seal, as of March 31, 2023 amounted to $1,032.4 million. Total Contractual Debt1 stood at $1,145.3 million, which comprised of $442.5 million in respect of the five vessel bank financing facility maturing in March 2027 (the "$570 million bank facility"), $500.6 million in respect of the four vessel bank financing facility maturing in May 2029 (the “$520 million term loan facility”), and $202.2 million in respect of the two sale and leaseback facilities maturing in January 2025 (Ice and Kelvin).

During Q1, we entered into further floating interest rate (SOFR) swap agreements for a notional amount of $132.2 million in respect of the ING bank facility. Subsequent to Quarter end, we entered into further SOFR swap agreements for a notional amount of $40.0 million in respect of the same facility. Overall, the Company’s interest rate on its debt is fixed or hedged for approximately 89%, adjusting for existing cash on hand, but excluding cash that is required to exercise the newbuild option.

Corporate and Other Matters

As of March 31, 2023, CoolCo had 53,688,462 shares issued and outstanding. Of these, 31,254,390 shares (58.2%) were owned by EPS Ventures Ltd ("EPS") and 22,434,072 (41.8%) were publicly owned.

On March 14, 2023, in relation to the proposed listing of the Company’s ordinary shares on the NYSE, the U.S. Securities and Exchange Commission declared the Company’s registration statement on Form 20-F effective.  After a scheduled two-day trading suspension on the Euronext Growth Oslo, shares in CoolCo commenced trading on both exchanges on March 17, 2023 under the ticker “CLCO”. No CoolCo securities were issued in connection with the NYSE share listing.

In line with the Company’s variable dividend policy, the Board has declared a Q1 dividend of $0.41 per ordinary share. The record date is June 1, 2023 and the dividend will be distributed to DTC-registered shareholders on or around June 9, 2023, while, due to the implementation of CSDR in Norway, the dividend will be distributed to Euronext VPS-registered shareholders on or about June 14, 2023.

Outlook

With a significant volume of US cargoes currently being diverted to Europe and thereby reducing aggregate fleet tonne-miles, it is important to place the current 50% orderbook-to-fleet ratio into both an appropriate larger context and the relevant competitive context for CoolCo. Set against a backdrop of lower tonne-miles as a result of more US cargoes being diverted to Europe, an orderbook representing 50% of the on-the-water fleet looks high. CoolCo remains of the view that underlying market fundamentals are supportive of the orders. Ninety percent of vessels on order are committed to specific projects, and an increased charterer emphasis on energy security rather than utilization maximization, longer discharge times at European FSRUs and seasonal storage plays mean that rising tonne-time should mitigate the impact of lower tonne-miles for cargoes diverted to Europe. Additionally, IMO carbon intensity indicator rules that came into effect on January 1 2023, shipping being subject to European carbon pricing from 2024, charterer commitments to reduce their carbon footprints and high LNG prices are all factors that increase the appeal and competitive advantage of modern and efficient vessels such as those in CoolCo fleet. Much of this demand will be at the expense of older, less efficient steam turbine vessels that represent approximately 22% of the combined current and ordered fleet capacity. Lastly, the limited number of modern vessels that do become available over the next 18 months are in the hands of even fewer owners than was previously the case, adding to their bargaining power. As evidenced by a healthy market for 3+ year charters, owners appear reluctant to fix vessels for short durations covering only the most profitable winter months when a willingness to pay for floating storage peaks, preferring instead to secure coverage until the next wave of LNG volumes come into the market in 2026-2027. With a 4-year lead-time, a vessel ordered today is unlikely to frustrate this position, and at $260 million per newbuild vessel for delivery 2026/27, it will set an increased benchmark charter rate against which the fleet becomes priced. Collectively, these fundamentals are expected to support the continuity of a healthy charter rate environment independent of a seasonally volatile spot market dominated by sublets.

FORWARD LOOKING STATEMENTS

This press release and any other written or oral statements made by us in connection with this press release include forward-looking statements. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as  “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements relating to our ability and expectations to charter available vessels and chartering strategy, outlook, expected results and performance , earnings and dividend growth potential and path, statements with respect to the option to acquire two newbuilds, dividends, expected industry and business trends including expected trends in LNG demand, LNG orderbook, LNG vessel supply and demand including trends of the spot market and the term market, and factors impacting supply and demand of vessels,  backlog, charter and spot rates, contracting, utilization, LNG vessel newbuild order-book, statements under “LNG Market Review” and “Outlook” and other non-historical matters.

The forward-looking statements in this document are based upon management’s current expectations, estimates and projections. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including:

  our limited operating history under the CoolCo name;
  changes in demand in the LNG shipping industry, including the market for modern TFDE vessels and modern 2-stroke vessels;
  general LNG market conditions, including fluctuations in charter hire rates and vessel values;
  our ability to successfully employ our vessels;
  our expectations regarding the availability of vessel acquisitions and our ability to exercise an option agreement with affiliates of EPS to complete the acquisition of the Newbuild Vessels that are scheduled to be delivered in the second half of 2024;
  changes in the supply of LNG vessels;
  our ability to procure or have access to financing and refinancing, including financing for the Newbuild Vessels;
  our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
  potential conflicts of interest involving our significant shareholders;
  our ability to pay dividends;
  general economic, political and business conditions, including sanctions and other measures;
  changes in our operating expenses due to inflationary pressure and volatility of supply and maintenance including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
  fluctuations in foreign currency exchange and interest rates;
  vessel breakdowns and instances of loss of hire;
  vessel underperformance and related warranty claims;
  potential disruption of shipping routes and demand due to accidents, piracy or political events;
  compliance with, and our liabilities under, governmental, tax environmental and safety laws and regulations;
  information system failures, cyber incidents or breaches in security;
  changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; and
  other risks indicated in the risk factors included in CoolCo’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the U.S. Securities and Exchange Commission.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

As a result, you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the unaudited condensed consolidated financial statements for the quarter ended March 31, 2023, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the financial report for the quarter ended March 31, 2023 includes a fair review of important events that have occurred during the period and their impact on the unaudited condensed consolidated financial statements, the principal risks and uncertainties, and major related party transactions.

May 23, 2023
Cool Company Ltd.
Hamilton, Bermuda

Questions should be directed to:
c/o Cool Company Ltd - +44 207 659 1111

Richard Tyrrell - Chief Executive Officer	Cyril Ducau (Chairman of the Board)
John Boots - Chief Financial Officer	Antoine Bonnier (Director)
Mi Hong Yoon (Director)
Neil Glass (Director)
Peter Anker (Director)

Attachment

  Cool Company Ltd. Q1 2023 Business Update (https://ml-eu.globenewswire.com/Resource/Download/2a1bacda-0273-41f0-9eb5-7759176068b4)